

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2023

David B. Williams
Chief Executive Officer
Williams Rowland Acquisition Corp.
450 Post Road East, Suite 120
Westport, CT 06880

> **Re: Williams Rowland Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 27, 2023**
> **File No. 001-40659**

Dear David B. Williams:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joan S. Guilfoyle